UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission file number 0-6247

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
(Full title of the plan)

ARABIAN AMERICAN DEVELOPMENT COMPANY
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 1636
 Silsbee, Texas 77656
 (Address of the plan and address of issuer’s principal executive offices)

SOUTH HAMPTON RESOURCES, INC.
EMPLOYEE 401(K) PLAN

Index
Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4-12

Supplementary Information

Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year (December 31, 2008)	14

Schedule H, line 4a – Schedule of Delinquent Participant Contributions (December 31, 2008)	15

Signature	16

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee
South Hampton Resources, Inc. Employee 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of South Hampton Resources, Inc. Employee 401(k) Plan (the Plan) as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the South Hampton Resources, Inc. Employee 401(k) Plan as of December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets held for investment purposes at the end of the year and schedule of delinquent participant contributions are presented for purposes of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2008 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2008 financial statements taken as a whole.

We have compiled the accompanying statement of net assets available for benefits as of December 31, 2007, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting in the form of financial statements information that is  the representation of management. We have not audited or reviewed the accompanying statement of net assets available for benefits as of December 31, 2007, and accordingly, do not express an opinion or any other form of assurance on it.

/s/ Travis, Wolff & Company, L.L.P.

July 14, 2009

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets:
Investments - at fair value (Notes 3 and 4)	$5,489,289	$6,516,970

Receivables:
Participants' contributions	-	4,053
Employer's contribution	-	2,339
Total receivables	-	6,392

Net assets available for benefits	$5,489,289	$6,523,362

See accompanying notes to the financial statements.

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income (Note 3):
Interest income	$16,716
Other investment income	3,262
19,978

Contributions:
Participants' contributions	564,685
Employer contributions	385,365
950,050

Total additions	970,028

Deductions from net assets attributed to:
Investment loss (Note 3):
Net depreciation in fair value of investments (Note 4)	1,846,491
Benefits paid to participants	155,970
Administrative expenses	1,640
Total deductions	2,004,101

Net decrease	(1,034,073)

Net assets available for benefits:
Beginning of year	6,523,362

End of year	$5,489,289

See accompanying notes to the financial statements.

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 1 -                   Description of Plan

The South Hampton Resources, Inc. Employee 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by Texas Oil & Chemical Co. II, Inc. (the “Company”).  The Company is a wholly owned subsidiary of Arabian American Development Company which is traded on the Nasdaq Stock Market under ticker symbol ARSD.  The following provides only general information and participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan, which became effective on September 1, 1978, as amended and restated effective November 1, 2008, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“IRC”).  All persons covered under the plan on October 31, 2008, will continue to be covered under the restated plan with no loss of benefits.  All other employees shall become a participant on the entry date coincident with or following the completion of six months of service.

Employee Contributions

Participants may contribute up to 100% of their compensation, as defined.  Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans.  Participants’ salary deferral contributions are subject to IRC limitations, which was $15,500 in 2008.  The Plan allows catch-up contributions (within the meaning of Section 414(v) of the IRC) for participants who have reached age 50 by the end of the plan year.  Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

Employer Contributions

The Company makes matching contributions equal to 100% of the participant’s deferral up to the first 6% of the participant’s eligible compensation.  In addition, each year the Company may at its discretion, make a profit-sharing contribution for the plan year not to exceed certain limitations prescribed by the IRC.  The Company did not make a profit-sharing contribution for the year ended December 31, 2008.

Note 1 -                   Description of Plan (Continued)

Participant Accounts

Each participant’s account reflects the participant’s contribution, the Company’s matching contribution, Plan earnings or losses on the account, an allocation of the Company’s discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions and rollover accounts, plus actual earnings thereon.  Vesting in the Company's matching contribution portion of their accounts, if any, is based on years of service according to the following schedule:

Years of Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Administrative Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company.  During the year ended December 31, 2008, substantially all of the Plan's administrative expenses are paid by the Company.

Participant Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in various investment options offered by the Plan.  The Plan currently offers shares of pooled separate accounts, guaranteed interest accounts, and common stock of the Arabian American Development Company as investment options for participants.

Participants can change their investment options daily.

Note 1 - Description of Plan (Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, minus the highest outstanding loan balance during the immediate preceding twelve months.  The loans are secured by the balance in the participant's account.  Each loan shall bear a reasonable fixed rate of interest to be determined by the Loan Administrator.  Interest rates range from 5.25% to 10.25% as of December 31, 2008.  Loans are to be repaid within five years.  Principal and interest is paid ratably through periodic payroll deductions.

Payment of Benefits

Upon termination of service, the participant or their beneficiary has the option to choose a lump sum payment, installment payment, or to purchase an annuity equal to the value of the participant’s vested interest in his or her account.  Participants that reach the age of 70 ½ are required to take a minimum distribution from their account.

Forfeitures

Forfeitures can be used to reduce future employee contributions.  The Plan used $4,990 of nonvested amounts to reduce employer contributions in the current year.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Arabian American Development Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is permitted to vote in the best interest of plan participants’ shares for which instructions have not been given by a participant.

Note 2 -                   Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Note 2 -                   Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates. See Note 4 for discussion of significant estimates used to measure fair value of investments.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS 157, Fair Value Measurements.  This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  Additionally, in October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP 157-3).  FSP 157-3 clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active.  The guidance in FSP 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued.  The Plan adopted SFAS 157 effective January 1, 2008.

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
Notes to Financial Statements

Note 2 -                   Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

In April 2009, the FASB issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4).  FSP 157-4 supersedes FSP 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability.  FSP 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157.  FSP 157-4 is effective for reporting periods ending after June 15, 2009.  Plan management is currently evaluating the effect that the provisions of FSP 157-4 will have on the Plan’s financial statements.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan and its participants invest in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities will occur at any given time, and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 3 -                   Investments

All of the Plan's investments are participant directed.  As of December 31, 2008 and 2007, the Plan's investments that represent 5% or more of the net assets available for benefits are as follows:

	2008		2007
Principal Small Capital Blended Separate Acct	$655,267	11.9%	$-	-%
Principal Money Market Separate Acct	575,471	10.5	472,450	7.2
Principal Mid Capital Value I Separate Acct	484,007	8.8	753,375	11.5
Principal Large Capital S&P 500 Index Separate Acct	428,740	7.8	720,404	11.0
Principal Diversified International Separate Acct	354,066	6.5	586,836	9.0
Principal Bond and Mortgage Separate Acct	344,242	6.3	349,608	5.4
Arabian American Development Co.	328,863	6.0	-	-
Principal Small Company Blend Separate Acct	-	-	1,440,936	22.1
Principal Large-Capital Blend I Separate Acct	-	-	337,255	5.2
Principal U.S. Property Separate Acct	-	-	371,222	5.7
	$3,170,656	57.8%	$5,032,086	77.1%

During 2008 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008
Employer security	$164,033
Separate accounts	(2,032,622)
Investment contract	22,098
Net depreciation in fair value of investments	$(1,846,491)

The market volatility of equity-based investments can substantially impact the value of such investments at any given time.  It is possible that the value of the Plan's investments, both in total and in individual participant accounts, has changed substantially since December 31, 2008.

Note 4 -                   Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (“FAS 157”), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Employer security:  Valued at the closing price reported on the active market on which the individual security is traded.

Note 4 -                   Fair Value Measurements (Continued)

Investment contract:  Valued at the amount plan participants or plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity.

Separate accounts:  Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Employer security	$328,863	$-	$-	$328,863
Investment contract	-	-	636,616	636,616
Separate account	-	4,128,594	160,718	4,289,312
Participant loans	-	-	234,498	234,498

Total assets at fair value	$328,863	$4,128,594	$1,031,832	$5,489,289

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

	Investment	Separate	Participant
	Contract	Account	Loans
Balance, beginning of year	$544,187	$371,222	$192,233
Realized gains/(losses)	22,099	28,092	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	993	(43,923)	-
Purchases, sales, issuances, and settlements (net)	69,337	(194,673)	42,265

Balance, end of year	$636,616	$160,718	$234,498

Note 5 -                   Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document  to terminate the Plan at any time subject to the provisions of ERISA, as amended.  In the event of plan termination, participants will become 100% vested in their accounts.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

Note 6 -                   Related-Party Transactions

The Plan owned 205,539 shares of Arabian American Development Company (Note 1) common stock valued at $328,863 at December 31, 2008.

Certain Plan investments in shares of pooled separate accounts and guaranteed interest contracts are managed by Principal Insurance Company and qualifying employer securities are held by Principal Trust Company. Principal Insurance Company and Principal Trust Company are also the trustees, custodians and record keepers as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these accounts and the underlying investments comprising these accounts are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

Note 7 -                   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 8 -                   Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2007 of $4,015 were paid in 2008 and included with benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008.

Note 9 -                   Non-Exempt Transactions

During the year ended December 31, 2008, $311 of participant contributions was not deposited on a timely basis due to an administrative error.

SUPPLEMENTARY INFORMATION

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
(Supplementary Information)
Schedule H, line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2008)
			EIN: 74-2001879
			Plan No. 001

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Investments at fair value:
*	Guaranteed Interest Contract	Maturity date: 12/31/2008		$ 84,304
*	Guaranteed Interest Contract	Maturity date: 12/31/2009		109,252
*	Guaranteed Interest Contract	Maturity date: 12/31/2010		145,116
*	Guaranteed Interest Contract	Maturity date: 12/31/2011		171,977
*	Guaranteed Interest Contract	Maturity date: 12/31/2012		125,967
*	Principal Money Market Separate Account	11,304.83		575,471
*	Principal Bond and Mortgage Separate Account	497.26		344,242
*	Principal Government & HQ Bond Separate Account	1,416.18		30,972
*	Principal U.S. Property Separate Account	256.38		160,718
*	Principal Lifetime 2010 Separate Account	22,239.24		247,393
*	Principal Lifetime 2020 Separate Account	20,328.54		228,445
*	Principal Lifetime 2030 Separate Account	10,178.46		110,988
*	Principal Lifetime 2040 Separate Account	4,116.04		44,607
*	Principal Lifetime 2050 Separate Account	3,600.28		37,350
*	Principal Large Capital Value II Separate Account	8,048.80		62,936
*	Principal Large Capital Growth Separate Account	5,096.89		85,856
*	Principal Large Capital Blend I Separate Account	14,686.52		232,994
*	Principal Large Capital S&P 500 Index Separate Account	11,921.41		428,740
*	Principal Mid Capital Value I Separate Account	21,767.98		484,007
*	Principal Mid Capital S&P 400 Index Separate Account	978.75		14,238
*	Principal Small Capital Blend Separate Account	13,021.73		655,267
*	Principal Small Capital Value Separate Account	6,022.68		179,498
*	Principal Mid Capital Growth III Separate Account	1,249.40		10,700
*	Principal Small Capital Growth II Separate Account	120.46		824
*	Principal Diversified International Separate Account	8,886.72		354,066
*	Arabian American Development Co.	205,539.20		328,863
	Participant loans	(Interest rates range from 5.25% to 10.25%)		234,498

	Total investments			$ 5,489,289
*	Parties-in-interest
	Column (d) cost is not required since all investments are directed by participants

See Report of Independent Registered Public Accounting Firm

SOUTH HAMPTON RESOURCES, INC. EMPLOYEE 401(K) PLAN
(Supplementary Information)
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
(December 31, 2008)

EIN: 74-2001879
Plan No. 001

Participant Contributions Transferred Late to Plan	Total that Constitute Non-Exempt Prohibited Transactions

$311	$311

 See Report of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

South Hampton Resources, Inc. Employee 401(K) Plan
Date: July 14, 2009	/s/ Nicholas Carter
Nicholas Carter
Plan Administrator